UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As previously reported, on June 8, 2026, Galmed Pharmaceuticals Ltd., an Israeli company (“Galmed”) announced the entry into a Share Purchase Agreement (the “SPA”) with Colospan Ltd. (“Colospan”), the shareholders of Colospan that are parties thereto, who hold more than 92% of the voting power of the outstanding capital stock of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan, pursuant to which, subject to the terms and conditions of the SPA, Galmed will purchase all of the issued and outstanding share capital of Colospan.

On June 22, 2026, Galmed entered into an amended share purchase agreement (the “Amended SPA”) with Colospan, 100% of the shareholders of Colospan, and Boaz Assaf, solely in his capacity as the representative of the shareholders of Colospan. According to the Amended SPA, the parties agreed to replace the issuance of $2.0 million in Galmed ordinary shares at closing with an additional $800,000 in cash consideration such that at closing an aggregate cash consideration of $3,300,000 will be payable. In addition, the parties agreed to the payment by Galmed of up to $2.0 million in performance-based earnout consideration tied to cumulative “Net Sales Revenues”, as that term is defined in the Amended SPA. Earnout payments will accrue on Net Sales Revenues recognized beginning July 1, 2027, with no payments on the first $5 million of cumulative sales, followed by tiers of 7% on sales between $5 million and $12 million and 9% on sales above $12 million, without retroactive adjustment. Total earnout payments are capped at $2.0 million, but any unpaid portion will accelerate and become immediately payable upon a qualifying sale or licensing of Colospan or its assets (subject to customary exclusions) or if Galmed completes equity financings totaling at least $17.5 million post-closing.

On June 22, 2026, the parties consummated the acquisition.

The foregoing description of the Amended SPA does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amended SPA, a copy of which is attached hereto as Exhibit 10.1, which is incorporated herein by reference.

Unaudited pro forma financial statements for the year ended December 31, 2025 reflecting the revised structure of consideration are attached hereto as Exhibit 99.1 and are incorporated by reference herein.

On June 22, 2026, Galmed issued a press release announcing the revised acquisition terms and the consummation of the acquisition. A copy of the press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

This Form 6-K, excluding Exhibit 99.2, is incorporated by reference into Galmed’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and its Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

All other information reported in Galmed’s Report on 6-K dated June 8, 2026 (the “Original 6-K) remains unchanged except as superseded by the amendments set forth in the Amended SPA and as disclosed in this report. In connection with the acquisition of Colospan, shareholders are cautioned that an investment in Galmed carries risk, including the “Risk Factors” included in the Original 6-K and shareholders are urged to review the business description of Colospan and the related risk factors collectively before making any investment decision.

Exhibit Index

Exhibit	Description

10.1	Form of Amended Share Purchase Agreement between Galmed Pharmaceuticals Ltd., Colospan Ltd., the shareholders of Colospan Ltd., and Boaz Assaf, dated June 22, 2026

99.1	Revised Unaudited Pro Forma Financial Statements for the year ended December 31, 2025

99.2	Press Release of Galmed Pharmaceuticals Ltd. dated June 22, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: June 22, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer